 NAME OF REGISTRANT: Darden Restaurants, Inc.

NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal 4 on Darden Restaurants, Inc. 2018 Proxy Statement:

SHAREHOLDER PROPOSAL REQUESTING THAT THE COMPANY ISSUE A REPORT ON THE FEASABILITY OF ADOPTING A POLICY TO ELIMINATE THE USE OF MEDICALLY IMPORTANT ANTIBIOTICS FOR DISEASE PREVENTION IN ITS SUPPLY CHAIN

Darden Restaurants, Inc. Symbol: DRI

Filed by: The Green Century Equity Fund

Proposal 4 requests that Darden Restaurants, Inc. (hereby referred to as “Darden” or “the Company”) issue a report to shareholders evaluating the feasibility of adopting a policy to eliminate the use of medically important antibiotics for disease prevention in its supply chain to address risks related to changing consumer preferences, reputational and competitive risks, and potential future regulation. The Proponent believes taking such action would serve the long-term interests of the Company and reduce the business risks associated with having insufficient policies and disclosure regarding antibiotic use.

The Proponent encourages shareholders to vote in support of this proposal.

Resolved: Shareholders request that Darden Restaurants issue a report to shareholders, at reasonable cost and omitting proprietary information, evaluating the feasibility of adopting a policy to eliminate the use of medically important antibiotics for disease prevention in its supply chain.

RATIONALE FOR A “YES” VOTE:

1.	Competitive, reputational, and regulatory risk in a rapidly changing landscape. Fifteen of the top 25 U.S restaurant chains have implemented antibiotic use policies that surpass Darden’s current approach to address antibiotic misuse in its meat supply chain. This will create competitive and reputational risk if Darden continues to be perceived as a laggard in the industry. Darden’s supply chain is also vulnerable to an evolving regulatory landscape as individual states pursue antibiotic use restrictions.
2.	Insufficient response to changing consumer preferences could lead to loss of market access. Over 91% of consumers are concerned about the use of antibiotics in meat and livestock production.[1] In 2016, over 130,000 petitions were delivered to Olive Garden (owned by Darden) asking the company to adopt a more responsible antibiotics policy with public demonstrations held in New York City, Washington, D.C., Chicago, Los Angeles, Boston, and San Francisco.[2] Unlike many of its peers, Darden has failed to address direct consumer concern which could lead to loss of market access as consumers shift purchasing habits.
3.	Current practices and reporting are inadequate to safeguard public health and shareholder value. The misuse of medically important antibiotics in animal agriculture is a major contributor to the global antibiotic resistance crisis[3] and has proven unnecessary to ensure affordable and ethical meat production.[4] Darden’s reliance on FDA guidance for the formation of its antibiotic use stance is inadequate to address risk and the company has failed to demonstrate to shareholders that an effective antibiotic use policy to protect public health and shareholder value has been considered.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Proposal 4 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Antibiotic resistant bacteria sicken 2 million people and kill at least 23,000 annually in the U.S.5 Studies estimate that illnesses caused by drug-resistant bacteria cost the U.S. economy $35 billion annually in healthcare costs and lost productivity.6 By 2050, drug-resistant bacteria are estimated to kill 300 million people globally at an economic cost of $100 trillion.7 About 70% of medically important antibiotics in the U.S. are sold for use in livestock, predominantly for prophylactic (disease prevention) purposes.8

There are four ways antibiotics have historically been used in animal agriculture:

•	Growth promotion: to make healthy animals grow at faster than normal rates. As of January 1, 2017, the Food and Drug Administration (FDA) implemented guidelines to ban the use of medically important antibiotics for growth promotion.
•	Disease prevention: to prevent illness in unsanitary and crowded living conditions through routine administration to healthy animals.
•	Disease control: to control the spread of a verified disease outbreak.
•	Disease treatment: to treat a sick animal for a specific illness.

Despite recent FDA efforts to curb the use of medically important antibiotics for growth promotion, only an estimated 13% of antibiotics in animal agriculture were used for growth purposes, meaning that even if the FDA’s guidelines are effective they will not curb the vast majority of medically important antibiotic use.9 The misuse of antibiotics in animal agriculture for disease prevention makes it more likely that bacteria resistant to these drugs will flourish and spread.10 Antibiotic resistant bacteria do not only contaminate meat products; they move through air, waste, water, and workers, potentially infecting people regardless of one’s meat consumption.11

1.	COMPETITIVE, REPUTATIONAL, AND REGULATORY RISK IN A RAPIDLY CHANGING LANDSCAPE

According to the National Chicken Council, about half of the U.S. chicken industry has already eliminated or is in the process of eliminating the use of medically important antibiotics.12 Furthermore, fifteen of the top 25 U.S restaurant chains have implemented antibiotic use policies that surpass Darden’s current approach. Darden’s antibiotic stance positions the Company as an industry laggard, as many of its peers have moved beyond federal guidelines. Companies whose policies lag their peers’ may face reputational damage which could undermine brand and shareholder value.

Major companies have implemented policies to phase out routine uses of antibiotics in meat supply chains.

•	Panera Bread,*[13] Chipotle Mexican Grill,*[14] and Cheesecake Factory*[15] prohibit antibiotic use in all livestock supply chains.
•	McDonald’s* completed its phase out of all uses of medically important antibiotics in its U.S. chicken supply chain in 2016, months ahead of schedule.[16]
•	Compass Group,* the world’s largest contract foodservice company, prohibits the use of antibiotics for disease prevention in its chicken and turkey products, allowing only use for disease treatment.[17] Compass is the parent company to Bon Appetit Management Company, which committed to chicken raised without the routine use of antibiotics in 2003. This commitment was extended to beef in 2007, turkey in 2010, and pork in 2016.[18]
•	Perdue Farms,*[19] Tyson Foods* (the second largest poultry company in the world),[20] Subway,*[21] and Chick-fil-A*[22] have committed to only produce and serve chicken raised without antibiotics. Perdue completed this transition in 2016, using antibiotics only to treat illness, or about five percent of the time,[23] and Tyson in 2017.
•	KFC,[24] Taco Bell,[25] Pizza Hut (all owned by Yum! Brands*),[26] Restaurant Brands International* (parent to Burger King),[27] Wendy’s,*[28] Starbucks,*[29] and Jack in the Box*[30] have committed to phase out either all uses of medically important antibiotics or disease prevention uses of medically important antibiotics in chicken.
•	The Canadian chicken industry has successfully eliminated the preventative use of Category I antibiotics. Category II will be eliminated by the end of 2018 and Category III by the end of 2020.[31]
•	The Global Animal Partnership standard, which prohibits the use of antibiotics, has been implemented by several major companies, representing over 3,400 certified farms and ranches and 290 million animals.[32]

Darden’s practices and the policies of its suppliers position the Company as a laggard in the industry.

•	An annual scorecard[33] that grades companies on their antibiotic use, covered by publications such as The Guardian,[34] CNN,[35] The LA Times,[36] and USA Today,[37] ranks Olive Garden, owned by Darden, an “F” alongside restaurants like Sonic,* IHOP,* Little Caesar’s,* and Applebee’s.* Several major brands also ranked “F” in the 2016 report such as KFC, Burger King, Jack in the Box, and Starbucks, have since implemented policies.[38] With the fourth installment of the report due to be released in September of 2018, Olive Garden is positioned to score an “F” for the fourth year in a row.
•	Sanderson Farms* lists Darden as a customer[39] and has been an outspoken advocate of routine antibiotic use for disease prevention despite strong concern from its shareholders.[40] Sanderson Farms’ 2018 proxy statement included a shareholder proposal to phase out the routine use of medically important antibiotics, which received support from a major proxy advisory firm as well as 43.1% of shareholder support.[41] To combat this concern, Sanderson Farms has engaged in a multi-million dollar advertising campaign aimed at defending its current use of antibiotics.[42] In comparison to competitors such as Tyson, Perdue, and Pilgrim’s Pride,* Sanderson’s antibiotic policy and antibiotic use disclosure lags significantly and could expose Darden to risks due to its supply ties. Despite its opposition to a policy change, Sanderson Farms claims to have developed a plan to adopt a “no antibiotics ever” chicken program within its operations “in response to regulatory, scientific or other developments.”[43] Darden has not shared the development or consideration of any such sourcing plan or strategy with shareholders.

Darden’s supply chain is increasingly vulnerable to changing regulation on antibiotics.

•	California passed Bill SB27 prohibiting the routine use of antibiotics on animals that are not sick, whether for growth promotion or disease prevention, which went into effect January 1, 2018.[44] California became the first state to address antibiotic misuse in livestock beyond FDA guidelines.
•	Maryland passed a similar bill in May 2017.[45]
•	Similar legislation has been proposed in New York, Minnesota, New Jersey, North Carolina, Pennsylvania, Illinois, and West Virginia.

2.	CHANGING CONSUMER PREFERENCES AND POTENTIAL LOSS OF MARKET ACCESS

Failing to adopt an effective antibiotic policy is likely to damage Darden’s brand image and value as consumer preferences continue to evolve. Unlike many of its peers, Darden has failed to address direct consumer concern regarding antibiotic use which could lead to loss of market access as consumers shift purchasing habits.

Consumer demand is growing, and people are willing to pay more.

•	Over 91% of consumers are concerned about the use of antibiotics in meat and livestock production.[46]
•	In a 2015 survey from Crain’s Chicago Business, 34% of fast food restaurant customers said they would visit McDonald’s more often if it served meat raised without hormones or antibiotics.[47]
•	Sales for meat produced without the routine use of antibiotics were up 25% in 2012 over the prior three years, despite a decline in U.S. per capita meat consumption.[48]
•	According to a Consumer Reports survey, more than 60% of consumers said they would be willing to pay at least $0.05 more per pound for antibiotic-free meat, and nearly 40% said they would pay an additional $1 or more per pound.[49]
•	Chipotle’s carnitas sales doubled after switching to all-natural, antibiotic-free pork, despite a $1 increase in price.[50]

Consumer advocacy groups and investors are demanding better antibiotic use practices.

•	A coalition of environmental, social justice, and animal welfare organizations delivered 130,000 consumer petitions to Olive Garden (owned by Darden) demanding better food sourcing and labor practices in March 2016.[51] A key demand was for the Company to eliminate the routine use of antibiotics in the meat supply chain.[52]
•	A group of investors representing over $2 trillion in assets called on Darden to set timelines to institute a policy to prohibit all routine uses of medically important antibiotics in its global meat and poultry supply chains in April 2016 and again in March 2017.[53]
•	In June 2017, consumer groups sued Sanderson Farms, a supplier to Darden, for the alleged presence of multiple antibiotics, including medically important antibiotics, in its “natural” labeled chicken.[54]

3.	DARDEN’S CURRENT ANTIBIOTIC PRACTICES AND REPORTING ARE INADEQUATE TO ADDRESS RISKS AND PROTECT SHAREHOLDER VALUE

Although Darden’s suppliers must comply with the FDA guidelines by phasing out the use of antibiotics for growth promotion, the Company continues to allow the use of medically important antibiotics for disease prevention, as opposed to use only when animals are diagnosed with an illness.55 Unless Darden prohibits the routine use of medically important antibiotics for disease prevention, it will continue to contribute to the antibiotic resistance crisis. Medical experts recommend that antibiotics should only be administered when medically necessary to treat sick animals. The World Health Organization released recommendations last year calling for a complete restriction of the use of medically important antibiotics on healthy animals to promote growth or prevent disease.56 Moreover, leading companies and countries have proven that antibiotic use can be significantly reduced without hindering the production of affordable and ethical animal products.

FDA guidelines are inadequate to safeguard public health.

•	FDA Guidances 209 and 213 allow producers to administer routine, low-dose antibiotics for disease prevention.[57]
•	According to the American Academy of Pediatrics, the routine use of antibiotics on industrial farms to prevent disease presents risks to public health and children’s health in particular.[58]
•	The Pew Charitable Trusts found that the FDA Guidance is unlikely to affect the quantities of antibiotics used, as about one-quarter of medically important antibiotics (66 of 287) can still be used for disease prevention at levels fully within the range of growth promotion dosages, with no limit on treatment duration. 29 of these 66 antibiotics are classified as critically important in human medicine by the FDA, and 37 are classified as highly important.[59] The U.S. Government Accountability Office supported this conclusion in a March 2017 report that states, “the agencies’ actions do not address oversight gaps such as long-term and open-ended use of medically important antibiotics for disease prevention.”[60]
•	Analysis by multiple groups, including the industry-led Animal Health Institute[61], has concluded that the FDA Guidance is unlikely to affect overall antibiotic use in animal production.[62]

Concern and calls for action on antibiotic use in meat production are widespread.

•	In September 2016, the UN held a high-level meeting on antimicrobial resistance. It is only the fourth time the general assembly has held a high-level meeting for a health issue.[63]
•	The Centers for Disease Control and Prevention,[64] the Food and Drug Administration,[65] the U.S. Department of Agriculture,[66] the World Health Organization,[67] the Food and Agriculture Organization of the United Nations,[68] the European Centre for Disease Prevention and Control,[69] and the American Academy of Pediatrics[70] have expressed concern about the excessive use of antibiotics in animal agriculture.

Darden’s reporting is insufficient to inform consumers and investors of Company practices and risks.

•	Without publicly accessible information, shareholders are unable to make informed risk assessments. Based on Darden’s currently available disclosure and information, investors cannot ensure that the company has done the due diligence necessary to properly evaluate a policy change in line with the recommendations of leading global health organizations and the evolving industry landscape.
•	Darden asserts that all meat suppliers have adhered to FDA guidelines regarding the use of medically important antibiotics for growth promotion since January 1, 2017. As of August 2018, Darden has not provided an update as to how the Company ensures adherence to this guidance, including auditing, reporting, or engagement with its suppliers.
•	As of August 2018, Darden has not provided an update on considerations for adopting an effective antibiotic use policy, leaving investors and consumers unsure of the Company’s awareness of industry trends and consumer awareness surrounding antibiotic use in meat production.

Eliminating routine uses of antibiotics is safe, possible, effective, and may not increase costs.

•	The Centers for Disease Control and Prevention called much of the antibiotic use on food animals “unnecessary” and “inappropriate” and has directly linked the development of certain antibiotic-resistant bacteria to the use of antibiotics in animals.[71]
•	In 1999, Denmark, which exports 30 million hogs per year, banned the administration of antibiotics in hogs for growth promotion and disease prevention. As a result, minor changes were made in animal husbandry, such as more frequent cleaning of housing, improved ventilation, later weaning, additional space for animal movement, and improvements in animal feed.[72] The World Health Organization found that the ban reduced human health risk without compromising animal health or farmer’s incomes.[73] Currently, Denmark and Norway use about six times less antibiotics in food animal production than the U.S. does.[74]
•	In October 2016, Perdue Farms completed its voluntary phase out of routine uses of all antibiotics on its farms.[75] The company was able to safeguard the health of its chickens by constructing cleaner hatcheries,[76] using probiotics and herbs to improve bird gut health, using vaccines on hens to allow them to pass immunities onto the eggs they lay,[77] and incorporating practices from organic production to prevent diseases.[78] A 2014 Consumer Reports study found that Perdue’s chicken had lower levels of antibiotic-resistant bacteria than Tyson’s, Pilgrim’s Pride’s, and Sanderson Farms’.[79] Perdue did not increase prices as a result of these husbandry changes[80] and did not incur increased rates of mortality within its flocks.[81]

4.	DRI’S CURRENT EFFORTS FAIL TO ADDRESS RISK AND MEET EXPECTATIONS FOR TRANSPARENCY

In its opposition statement, Darden acknowledges that its customers seek greater transparency about where their food comes from and how it is produced. However, the Company has yet to adequately demonstrate to its stakeholders that it has thoroughly considered the feasibility of adopting an effective antibiotics policy.

•	Darden claims that its “first commitment made under the Food Principles” was to phase out the use of medically important antibiotics for growth promotion in farm animals by December 2016. As federal regulation requiring this effort went into effect on January 1, 2017, Darden’s ‘commitment’ can only be regarded as the Company following a federal law, which medical professionals and industry peers have demonstrated does not adequately address the Company’s risk exposure.
•	Despite claiming to provide ongoing reporting to the public on its “Food Principles” webpage, the Company has not updated its website since January 2017 (as of August 2018).
•	Darden states that adopting an effective antibiotics policy could lead to supply shortages for key protein items. However, Darden’s own supplier, Sanderson Farms, has stated that there is actually a surplus of antibiotic-free chicken on the market.[82]
•	The Company claims that “discussions held with stakeholders” have informed its decision-making regarding its antibiotics stance. As consumers are increasingly demanding meat raised without antibiotics, and Darden’s competitors have instituted more comprehensive policies, the extent of the Company’s considerations for its customers’ preferences leaves room for doubt. Without a comprehensive feasibility report, shareholders are unable to determine which “stakeholders” Darden is including in its discussions and what factors it is prioritizing in the absence of an effective antibiotics policy.

CONCLUSION

Darden lacks sufficient reporting and transparency to address the risks posed by antibiotic misuse in its meat supply chain. Reporting on the feasibility of eliminating the routine use of medically important antibiotics from its supply chain would help address competitive risk, the evolution of consumer preferences, and may help Darden prepare for potential regulation further restricting the use of antibiotics. Providing an analysis of the factors reviewed in the consideration of adopting an effective antibiotics policy necessary to build brand and shareholder value, demonstrate adequate management of risk, and to instill consumer trust. Many of Darden’s competitors have already successfully implemented policies that far surpass Darden’s efforts, demonstrating the viability of an effective policy and necessitating further disclosure to explain the company’s rationale.

In its 10-K, the Company lists “unfavorable publicity”, “health concerns arising from food-related pandemics”, and “insufficient focus on competition and the consumer landscape” as risk factors that could adversely impact its business and financial condition.83 By failing to institute an effective antibiotic use policy, Darden is increasingly vulnerable to these risk factors in a continually evolving consumer, competitive, and regulatory landscape. Reporting on the feasibility of adopting an effective antibiotic use policy, including transparency of all factors and stakeholders considered, is instrumental in addressing these risks.

Shareholders are urged to vote FOR Proposal 4 asking Darden to issue a report on the feasibility of adopting a policy to eliminate the use of medically important antibiotics for disease prevention in its supply chain.

For questions regarding Darden Proposal 4, please contact Jared Fernandez, Green Century Capital Management, (617) 482-0800, jfernandez@greencentury.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Proposal 4 following the instruction provided on the management’s proxy mailing.

1 https://ageconsearch.umn.edu/bitstream/103385/2/AAEA%20COOL%20MEL%20khlim.pdf

2 https://foe.org/news/2016-05-130000-call-on-olive-garden-to-adopt-ethical-good-food-practices/

3 https://www.cdc.gov/media/releases/2013/p0916-untreatable.html

4 Centers for Disease Control and Prevention. “Antibiotic Resistance Threats in the United States, 2013. https://www.cdc.gov/drugresistance/threat-report-2013/

5 http://www.nytimes.com/2013/09/17/health/cdc-report-finds-23000-deaths-a-year-from-antibiotic-resistant-infections.html?_r=0

6 CDC. https://www.cdc.gov/media/releases/2013/p0916-untreatable.html

7 Scientific American. “Antibiotic Resistance will kill 300 million people by 2050.” December 16, 2014. https://www.scientificamerican.com/article/antibiotic-resistance-will-kill-300-million-people-by-2050/

8 https://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html?_r=0

9 Animal Health Institute. “2007 Antibiotic Sales”. https://www.ahi.org/archives/2008/11/2007-antibiotics-sales/

10 George Washington University’s Milken Institute of Public Health and the Antibiotic Research Action Center. http://publichealth.gwu.edu/sites/default/files/Website%20Bibliography%20of%20Science%20on%20Antibiotics%20%26%20Food%20Animals.pdf

11 NRDC. Antibiotic Resistance: From the Farm to You. https://www.nrdc.org/sites/default/files/antibiotic-resistance-farms-FS.pdf

12 FAIRR. “Superbugs and Super Risks: The Investment Case for Action” http://www.fairr.org/wp-content/uploads/FAIRR-Superbugs-and-Super-Risks-The-Investment-Case-for-Action-November-2016-singles.pdf

13 https://www.panerabread.com/content/dam/panerabread/documents/nutrition/panera-bread-food-policy.pdf

14 http://chipotle.com/food-with-integrity

15 The Cheesecake Factory. https://www.thecheesecakefactory.com/corporate-social-responsibility/sustainable-sourcing

16 McDonald’s http://news.mcdonalds.com/media-statements/our-food-details/response-chicken-antibiotic-use

17 Compass. http://www.compass-usa.com/wp-content/uploads/2016/01/CompassGroupUSAFarmAnimalWelfareFinal7.302.pdf

18 Bon Appetit. http://www.bamco.com/timeline/fighting-antibiotics-abuse/

19 https://www.perdue.com/perdue-way/no-antibiotics/

20 https://qz.com/915746/tyson-foods-pledges-to-go-antibiotic-free-for-its-chicken-business-by-summer-2017/

21 http://money.cnn.com/2015/10/20/news/companies/subway-antibiotic-free-meat/index.html?iid=EL

22 https://www.chick-fil-a.com/About/Great-Food/No-Antibiotics-Ever

23 FAIRR. “Superbugs and Super Risks: The Investment Case for Action” http://www.fairr.org/wp-content/uploads/FAIRR-Superbugs-and-Super-Risks-The-Investment-Case-for-Action-November-2016-singles.pdf

24 http://kfc-blog-assets.s3.amazonaws.com/wp-content/uploads/OurNextStepInKFCSRe-Colonelization.pdf

25 https://www.tacobell.com/news/statement-regarding-antibiotics?selectedTag=&selectYear=2016

26http://blog.pizzahut.com/pizza-hut-continues-movement-on-food-commitments-pledges-all-chicken-raised-without-antibiotics-by-2022/

27 http://www.rbi.com/Responsible-Sourcing-Commitments/Index?keyGenPage=330067, Reuters https://www.reuters.com/article/us-rstrnt-brnd-antibiotics-idUSKBN19D21I

28 https://www.wendys.com/animal-antibiotic-use-policy

29 https://globalassets.starbucks.com/assets/3ba66a085e7345e3bb8718844f574230.pdf

30 http://www.jackintheboxinc.com/assets/AW-033017-b.pdf

31 The Poultry Site. “Canadian chicken industry further reducing antimicrobial use.” July 20, 2017. http://www.thepoultrysite.com/poultrynews/38930/canadian-chicken-industry-further-reducing-antimicrobial-use/

32 The Global Animal Partnership. https://globalanimalpartnership.org/

33 NRDC and Friend of the Earth. “Chain Reaction II” and restaurant scorecard on antibiotics in meat supply chains https://foe.org/resources/chain-reaction-ii-how-top-restaurants-rate-on-reducing-use-of-antibiotics-in-their-meat-supply/

34 The Guardian. “Burger King and KFC called out for lagging behind on antibiotic-free meat.” September 20, 2016. https://www.theguardian.com/sustainable-business/2016/sep/20/burger-king-kfc-mcdonalds-antibiotic-free-meat

35 CNN. “Are there too many antibiotics in your fast food meat?” September 22, 2016. http://www.cnn.com/2016/09/20/health/fast-food-antibiotics-meat/index.html

36 The LA Times. “Which fast-food chains served the meat and held the antibiotics?” September 20, 2016. http://www.latimes.com/business/la-fi-antibiotics-fast-food-20160919-snap-htmlstory.html

37 USA Today. “Most restaurant chains get failing grades on antibiotic use in new report.” September 15, 2015. https://www.usatoday.com/story/news/2015/09/15/fast-food-scorecard-antibiotics-chipotle-mcdonalds-panera-starbucks-subway/72309072/

38 NRDC and Friends of the Earth. “Chain Reaction III.” https://assets.nrdc.org/sites/default/files/restaurants-antibiotic-use-es-2017.pdf?_ga=2.88452251.1686194444.1531231631-585640738.1530820030

39 Bloomberg Terminal, supply chain analysis.

40 The New York Times. “Poultry producer Sanderson Farms stands its ground: it’s proud to use antibiotics.” https://www.nytimes.com/2016/08/02/business/poultry-producer-sanderson-farms-stands-its-ground-its-proud-to-use-antibiotics.html?mcubz=0

41 https://www.sec.gov/Archives/edgar/data/812128/000119312518050326/d537082d8k.htm

42 Ibid.

43 https://www.sec.gov/Archives/edgar/data/812128/000119312518023813/d505436ddefa14a.htm

44 California Senate Bill No. 27. https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=201520160SB27

45 Maryland SB0422. http://mgaleg.maryland.gov/webmga/frmMain.aspx?id=sb0422&stab=01&pid=billpage&tab=subject3&ys=2017rs

46 https://ageconsearch.umn.edu/bitstream/103385/2/AAEA%20COOL%20MEL%20khlim.pdf

47 http://adage.com/article/cmo-strategy/love-rocks-survey-reveals-problems-opportunities-mcd/300146/

48 USA Today. “Does giving antibiotics to animals hurt humans?” April 20, 2012. http://usatoday30.usatoday.com/news/health/story/2012-04-20/antibiotics-animals-human-meat/54434860/1

49 https://www.nrdc.org/sites/default/files/antibiotic-free-meats-CS.pdf

50 NPR. “Antibiotic-free meat business is booming, thanks to Chipotle.” May 31, 2012. http://www.npr.org/sections/thesalt/2012/05/31/154084442/antibiotic-free-meat-business-is-booming-thanks-to-chipotle

51 The Hill. “Thousands call on Olive Garden to improve food, labor policies.” May 12, 2016. http://thehill.com/regulation/energy-environment/279670-130000-sign-petition-urging-olive-garden-to-improve-food-labor

52 Ibid.

53 FAIRR. “Responding to the antibiotic crisis: investors push food giants to path of less resistance.” March 20, 2017. http://www.fairr.org/news-item/responding-antibiotic-crisis-investors-push-food-giants-path-less-resistance/

54 Bloomberg. “There could be ketamine in your ‘natural’ chicken.” June 22, 2017. https://www.bloomberg.com/news/articles/2017-06-22/there-could-be-ketamine-in-your-natural-chicken

55 Darden. https://www.darden.com/citizenship/plate/sourcing#antibiotics

56 http://www.who.int/foodsafety/areas_work/antimicrobial-resistance/cia_guidelines/en/

57 FDA Guidance 209 https://www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM216936.pdf and FDA Guidance 213 https://www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM299624.pdf

58 American Academy of Pediatrics. Technical Report: Nontherapeutic Use of Antimicrobial Agents in Animal Agriculture: Implications for Pediatrics. pediatrics.aappublications.org/content/pediatrics/114/3/862.full.pdf?download=true

59 The PEW Charitable Trusts. Gaps in FDA's Antibiotics Policy. November 30, 2014. http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2014/11/gaps-in-fdas-antibiotics-policy

60 https://www.gao.gov/assets/690/683130.pdf

61 http://www.sandiegouniontribune.com/opinion/commentary/sdut-california-resisting-superbugs-2014aug27-story.html

62 Davis, Benajmin, et al. Weak Medicine: Why the FDA’s Guidelines Are Inadequate to Curb Antibiotic Resistance and Protect Public Health. U.S. PIRG Education Fund, 2014.

63 General Assembly of the United Nations. “High-level meeting on antimicrobial resistance.” September 21, 2016. http://www.un.org/pga/71/2016/09/21/press-release-hl-meeting-on-antimicrobial-resistance/

64 CDC. https://www.cdc.gov/narms/faq.html

65 FDA. https://www.fda.gov/AnimalVeterinary/SafetyHealth/AntimicrobialResistance/JudiciousUseofAntimicrobials/

66 USDA. https://www.usda.gov/sites/default/files/documents/usda-antimicrobial-resistance-action-plan.pdf

67 WHO. http://www.foodsafetynews.com/files/2015/11/infographics-agriculture.jpg

68 FAO UN. http://www.un.org/apps/news/story.asp?NewsID=53200#.WXJp3ITyu02

69 ECDC. https://ecdc.europa.eu/sites/portal/files/media/en/publications/Publications/antimicrobial-resistance-zoonotic-bacteria-humans-animals-food-EU-summary-report-2014.pdf

70 AAP. http://pediatrics.aappublications.org/content/early/2015/11/11/peds.2015-3630

71 Centers for Disease Control and Prevention. “Antibiotic Resistance Threats in the United States, 2013. https://www.cdc.gov/drugresistance/threat-report-2013/

72 The PEW Charitable Trusts. Denmark's Ban on Growth Promoting Antibiotics in Food Animals. February 24, 2010.

http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2010/02/24/comprehensive-fact-sheet-denmarks-ban-on-growth-promoting-antibiotics-in-food-animals

73 The PEW Charitable Trusts. Avoiding Antibiotic Resistance: Denmark’s Ban on Growth Promoting Antibiotics in Food Animals. http://www.pewtrusts.org/~/media/legacy/uploadedfiles/phg/content_level_pages/issue_briefs/denmarkexperiencepdf.pdf

74 The New York Times. “Antibiotics in Livestock: F.D.A. Finds Use Is Rising.” Sabrina Tavernise. October 2, 2014. http://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html

75 NPR. “Perdue goes (almost) antibiotic-free.” http://www.npr.org/sections/thesalt/2016/10/07/497033243/perdue-goes-almost-antibiotic-free

76 Fortune. “Why Perdue is the biggest user of baby wipes.” http://fortune.com/2016/10/06/perdue-biggest-baby-wipes-user/

77 The New York Times. “Antibiotics eliminated in hatchery, Perdue says.” https://www.nytimes.com/2014/09/04/business/perdue-eliminates-antibiotic-use-in-its-hatcheries.html

78 The Atlantic. “What a chicken wants.” https://www.theatlantic.com/business/archive/2016/10/perdue-chicken/503423/

79 Consumer Reports. “Dangerous contaminated chicken.” January 2014. http://www.consumerreports.org/cro/magazine/2014/02/the-high-cost-of-cheap-chicken/index.htm#

80 Chicago Tribune. “How one chicken company is kicking the antibiotic habit.” http://www.chicagotribune.com/business/ct-perdue-antibiotics-chicken-1018-biz-20161017-story.html

81 New York Times. “Poultry Producer Sanderson Farms Stands Its Ground: It’s Proud to Use Antibiotics”. https://www.nytimes.com/2016/08/02/business/poultry-producer-sanderson-farms-stands-its-ground-its-proud-to-use-antibiotics.html

82 https://www.reuters.com/article/us-sanderson-farms-chicken-antibiotics/u-s-faces-oversupply-of-antibiotic-free-chicken-sanderson-farms-idUSKBN1F6021

83 Darden 10-K 2016. https://www.sec.gov/Archives/edgar/data/940944/000094094416000116/dri-201610xk.htm#sA3B813579FF366AF2E1C87FE036C52BF